Exhibit 97.1

Executive Officer Compensation Recoupment Policy
(As Amended and Restated November 17, 2023)

This Executive Officer Compensation Recoupment Policy (this “Policy”) applies to any person who is or was an executive officer (as defined for purposes of Section 16 of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) or identified pursuant to Item 401(b) of Regulation S-K) of the Company at the time compensation covered by the Policy was received by such person, regardless of whether such person remains an executive officer at the time such compensation is subject to recoupment pursuant to this Policy (a “Covered Person”).

In the event of a restatement of the Company’s financial results due to material non-compliance by the Company with any financial reporting requirement under the federal securities laws, the Compensation Committee of the Company’s Board of Directors (the “Administrator”) will review the facts and circumstances that resulted in the Company restating such financials and all incentive-based compensation received by Covered Persons during the three fiscal years preceding the date on which the Company’s Board of Directors or Audit Committee of the Board of Directors determines that the Company is required to prepare a restatement. If the amount of any such incentive-based compensation would have been lower had the level of achievement of the applicable financial performance metric(s) been calculated based on the restated financial results, the Administrator will require, subject to applicable law and the listing rules of NASDAQ, that a Covered Person repay the incremental portion of such incentive-based compensation (computed without regard to any taxes paid by the Covered Person) or the Administrator may withhold or otherwise retain any such compensation that is payable to the Covered Person.

For purposes of this Policy:
•“incentive-based compensation” means any (i) cash bonuses under the Company’s annual bonus program and any other cash bonuses that are earned or paid, in whole or in part, based on financial performance metrics and (ii) equity awards that vest or are earned, in whole or in part, based on financial performance metrics.

•Compensation will be deemed “received” in the fiscal year during which the applicable financial performance metric is attained, even if the compensation is paid or vests in a later year. Compensation received in fiscal years prior to the initial adoption of this policy on May 9, 2019 shall not be subject to the Policy.

•In a situation where the result of a financial performance metric was considered in determining compensation covered by this Policy but was not applied on a formulaic basis (for example, in the case of bonuses paid under the Company’s annual bonus program) or such financial performance metric was not subject to mathematical recalculation directly from the information in the restatement (for example, if the incentive-based compensation was based on the Company’s stock price or with respect to total share return)the Administrator shall determine, subject to applicable law and the listing rules of NASDAQ, in its sole discretion the amount, if any, by which the payment shall be recouped under this Policy.

Subject to applicable law and the listing rules of NASDAQ, the Administrator has full discretion to make all determinations necessary to implement, interpret and enforce this Policy, including (without limitation) to determine whether compensation is subject to this Policy, whether to seek repayment of incentive-based compensation, the amount of compensation subject to repayment, and in the case of equity awards to permit repayment in cash or shares. Any determination by the Administrator shall be final, binding and conclusive on all interested parties.

The Company shall not indemnify any Covered Persons against the loss of any incorrectly awarded incentive-based compensation. This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators, or other legal representatives.

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect any rules or standards adopted by NASDAQ. The Board may terminate this Policy at any time.
The recoupment of compensation under this Policy shall not prohibit or otherwise limit any other remedial or recovery action available to the Company pursuant to applicable law or any other policy or agreement between the Covered Person and the Company. In the event of any conflict between this Policy and any other policy of the Company related to compensation, the Administrator shall have the authority to interpret this Policy with respect to any other policy.

Adopted: May 9, 2019
Revised: January 2019
April 23, 2021
November 17, 2023

ANTERIX INC. EXECUTIVE OFFICER COMPENSATION RECOUPMENT POLICY CERTIFICATION

I have received and read a copy of the Anterix Inc. Executive Officer Compensation Recoupment Policy (the “Policy”) dated as of the first date written above. I understand and agree that my incentive-based compensation (as defined in the Policy) is subject to the Policy, and I agree that I will repay or otherwise allow the Company to withhold or recoup any amounts of incentive-based compensation as required by the Policy.

Signature
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Printed Name
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Date